September 1, 2010
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5553
Attention: Stephan G. Krikorian, Accounting Branch Chief

Re:	XATA Corporation
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-27166
Ladies and Gentlemen:
     On behalf of XATA Corporation (“XATA” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Krikorian’s letter dated August 24, 2010.
     XATA hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) XATA may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Form 10-Q for Quarterly Period Ended March 31, 2010 Note 3. Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC Acquisition, page 16
1.	Comment: We are considering your response to prior comment 1 and have the following further comments:
•	Refer to “Management’s Response” to ASC 815-40-15-7 on page 3. Please explain why you believe that there are no contingent exercise provisions. Our understanding is that issuance of the shares is dependent upon the satisfaction of two performance criteria related to minimum revenues and minimum new subscribers during each of the three earnout periods.

•	Please confirm that each earnout period is an individual unit of account. That is, each earnout period or anniversary is independent of each other and if met would result in the issuance of shares regardless of whether the other targets are met. Each earnout period is an all or nothing arrangement in achieving the minimum targets at each anniversary (i.e. targets are not cumulative).

U.S. Securities and Exchange Commission
September 1, 2010

Management’s Response:

Per our response dated July 29, 2010, the Company had stated that there are no contingent exercise provisions. Upon review of that response we are providing further clarification. We acknowledge that there are contingent exercise provisions, however, given that the earnouts are financial instruments that are to be settled in the Company’s stock and the issuance of the stock is contingent on achieving revenue and new subscriber targets, these instruments meet the conditions to be considered indexed to the Company’s stock, as noted in ASC 815-40-15-7. As noted in our response dated July 29, 2010, upon evaluation of the step 2 provisions noted in ASC 815-40-15-7, the Company noted that the number of shares for settlement is fixed with no potential for adjustment or modification.

Pursuant to the terms of the purchase agreement between XATA and the Turnpike equity holders (as filed with the SEC as Exhibit 10.1 to XATA’s Current Report on Form 8-K dated December 4, 2009, the “Purchase Agreement”), each earnout is an individual unit of account. Per Section 2.5(a), 2.5(b), and 2.5(c) of the Purchase Agreement, each earnout amount shall only become due and payable if the revenue and new subscriber conditions are met during each individual defined earnout period. Failure to satisfy the conditions of any defined earnout period does not impact the other earnout periods, as the earnouts are an all or nothing achievement at each anniversary date and are not cumulative.

Based on the discussion above, the Company maintains the conclusion as stated in the response dated July 29, 2010. The number of shares to be issued for the earn-out is fixed with no potential for adjustment or modification; therefore, we recorded the fair value of the fixed number of shares associated with the earn-out based on our assessment of the likelihood of achieving the earnout trigger amounts as equity once shareholder approval had been obtained for the Turnpike transaction (which shareholder approval was obtained on February 17, 2010).
          If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (952) 707-5648 or Wes Fredenburg at (952) 707-5656. My fax number is (952) 641-5848.

Sincerely,
/s/ Mark E. Ties
Mark E. Ties
Chief Financial Officer

cc:	Wes Fredenburg
Michael Coddington
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